SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

                                                          PRUDENTIAL PLC
                                                          GROUP COMMUNICATIONS
                                                          12 ARTHUR STREET
                                                          LONDON EC4R 9AQ
                                                          TEL 020 7220 7588
                                                          FAX 020 7548 3725
                                                          www.prudential.co.uk

8.15 am (GMT) 10 November 2015

PRUDENTIAL PLC THIRD QUARTER 2015 INTERIM MANAGEMENT STATEMENT

PRUDENTIAL CONTINUES TO GENERATE STRONG PROFITABLE GROWTH DRIVEN BY ASIA
• Group new business profit of £1,764 million year-to-date, up 13 per cent1,2
• Asia new business profit increased 24 per cent1 to £976 million
• Eastspring total funds under management up 18 per cent1,3 to £82.4 billion
• US separate account assets 4 per cent1 higher at £84.1 billion
• UK new business profit increased 16 per cent2 to £231 million
• M&G third party funds under management lower by 5 per cent, at £127.3 billion, reflecting retail net outflows

Mike Wells, Group Chief Executive, said:

"Prudential has continued to make good progress in the third quarter, with new business profit for the first nine months of 2015 of £1,764 million, up 13 per cent on a constant exchange rate basis (up 17 per cent on an actual exchange rate basis). This performance reflects strong growth in our Asian and UK life operations and continued new business discipline in the US, reinforcing the diverse and resilient nature of our business during a period of significant global instability.

"In Asia, our strategic focus on meeting the protection and savings needs of a growing middle class underpins robust demand for our products. During the first nine months of the year, new business profit increased to £976 million, up 24 per cent on a constant exchange rate basis, reflecting the 27 per cent growth in APE sales to £2,021 million. This demonstrates the strength of our pan-regional platform and our success in optimising country, product and distribution mix to suit prevailing conditions despite short-term macro-economic challenges in some of our key markets. The material volumes of regular premium new business written in each period adds to the highly recurring nature of income generated by our existing portfolio of in-force business. Our Asia asset manager, Eastspring, continued to generate positive net flows in the third quarter despite volatility in many of its major markets, contributing to 18 per cent growth in total funds under management, compared to the prior year.

"In the US, separate account assets which are a key driver in determining our ability to generate earnings and cash, were 4 per cent higher year-on-year at £84.1 billion. We continue to write new variable annuity business at attractive economics while managing volumes within our annual risk appetite. In line with this approach, Jackson delivered new business profit of £557 million, down 4 per cent on a constant exchange rate basis (up 5 per cent on an actual exchange rate basis).

1 Percentage increases referred to in this news release are stated on a constant exchange rate (CER) basis unless otherwise stated.
2   Following the disposal of the Group's 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.

3 Total funds under management include all internal and external funds.

"In our UK life business, new business profit increased by 16 per cent1 to £231 million in the first nine months of the year, reflecting our proactive response to the changes brought about by pension freedom reforms. In our retail business, APE sales were 26 per cent higher, driven by Prudential's market-leading with-profits proposition, which has continued to prove popular with customers, with PruFund APE sales up 84 per cent. At the end of September PruFund assets under management had reached £14.9 billion, 29 per cent higher than at the start of the year. In our wholesale business, we completed two bulk deals in the third quarter, taking the year-to-date total to four, which have generated cumulative APE sales of £149 million and new business profit of £104 million.

 "In asset management, M&G's retail business continued to experience net outflows in the third quarter, mainly reflecting softer consumer sentiment on fixed income assets. This was partially offset by net inflows in institutional business, where M&G retains a good pipeline of new client mandates. Total net outflows in the first nine months of £5.0 billion contributed to a decline of 5 per cent in M&G's third party funds under management to £127.3 billion at 30 September 2015.

"Overall, our strong performance in 2015 continues to demonstrate the successful execution of our strategy in pursuing clearly defined long-term opportunities in Asia, the US and the UK. We remain optimistic about the outlook across the Group, particularly in Asia where the compelling long-term fundamentals of the region are unchanged."

1   Following the disposal of the Group's 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.

BUSINESS UNIT REVIEW
We continue to comment on our international business performance in local currency terms (expressed on a constant exchange rate basis) to demonstrate underlying performance in a period of currency volatility. We have used this basis in the discussion below for our Asian and US businesses to maintain comparability. It is worth noting that in 2015 the majority of our business operations have experienced favourable currency movements, which produces lower progressions on the constant exchange rate basis than the actual exchange rate basis, contrary to last year.

ASIA
The strength and diversity of our regional platform has ensured the continued delivery of profitable growth despite challenging conditions in some of our key markets. In the first nine months of 2015, new business profit grew 24 per cent to £976 million (26 per cent on an actual exchange rate basis), driven by APE sales growth of 27 per cent (31 per cent on an actual exchange rate basis), despite the impact of moderately less favourable economic conditions.

New business performance continues to benefit from our focus on regular premium business, which increased by 31 per cent in the first nine months and accounted for 92 per cent of APE sales. We have seen excellent progress in the agency channel, with APE sales up 30 per cent year-to-date and double-digit growth in eight out of the twelve countries in which we operate. Within the bancassurance channel our five largest relationships, which account for over 90 per cent of total bancassurance volumes, have delivered combined APE sales growth of 17 per cent.

In the discrete third quarter, APE sales remained strong, increasing 20 per cent to £655 million, despite significant levels of turbulence in investment markets during the period.

Hong Kong's strong performance has continued in the third quarter, contributing to APE sales growth of 73 per cent in the year-to-date. This reflects continued strong momentum in the agency channel, driven by increased manpower and improvements in activity and productivity. We are also seeing good growth in the distribution of our products in the bancassurance channel through our relationship with Standard Chartered Bank (SCB) and higher sales through the broker channel. The long-term drivers of our business in Hong Kong are broad-based, with increasingly material sales of protection business adding to growth in our established par products and strong demand from both our domestic and on-shore Mainland Chinese customers.

China APE sales are up 32 per cent in the year-to-date and although growth in the third quarter was lower, at 4 per cent, this principally reflects a marked slowdown in single premium bancassurance sales amid volatility in the domestic stock markets. Regular premium growth remains more robust, up 23 per cent in the third quarter, in line with the year-to-date increase. Our agency business continues to grow strongly, with year-to-date APE sales growth of 36 per cent driven by increases in the agency force and average case sizes.

The macro-economic and political environment in Indonesia remains challenging, and includes slower-than-expected progress in government reform initiatives. This continues to suppress consumer sentiment, which is making it more difficult for our agents to close sales. Consequently year-to-date APE sales are 3 per cent lower than the prior year. The long-term prospects for this market remain compelling and we are continuing to invest in building our capabilities and broadening our distribution reach.

In Singapore, our increased focus on higher value regular premium protection business is enhancing the mix of our agency-sourced sales, with new business profit through this channel increasing 15 per cent in the year-to-date. On a total APE sales basis, the lower average case size of this business combined with the impact of prior year contributions from bancassurance relationships with Maybank and Singpost that were discontinued in 2014, resulted in a 14 per cent decline in the first nine months.

Malaysia's success in building its Bumi agency force and activating bancassurance has continued, with year-to-date APE sales up 18 per cent on prior period and Bumi agents now accounting for over 50 per cent of total agency manpower. Sales through our main bancassurance partners in Malaysia, UOB and SCB, have also recorded strong growth driven by the launch of new par products.

In other markets, Thailand had a good third quarter with APE sales growth of 29 per cent, including a strong contribution from Thanachart Bank. Our business in the Philippines continues to benefit from the recent refocusing on the agency channel, with increases in active manpower and average case size driving APE sales growth of 19 per cent year-to-date. Agency momentum is also delivering excellent growth in Vietnam with total APE sales up 34 per cent in the first nine months.

Our asset management business, Eastspring Investments, has seen net third-party inflows1of £4.9 billion in the first nine months of the year, a record high for this business. Net inflows for the third quarter were more modest than earlier in the year, given the impact of market volatility in this period, although remained positive at £0.4 billion, driven by gross flows that were 26 per cent higher in the period. Overall funds under management2 at 30 September 2015 were £82.4 billion, up 18 per cent on the prior year.

1 Net investment flows excluding Eastspring money market funds net inflows of £0.8 billion (2014: net inflows of £0.1 billion).
2 Overall funds under management include all external and internal funds.

The scale, resilience and diversity of our business platform in Asia combined with the powerful, structural trends of a rapidly growing and increasingly wealthy middle class population with significant savings and protection needs, continues to underpin our long-term profitable growth prospects in the region.

US
In the US, Jackson remains focused on actively managing sales volumes of variable annuities with living benefits to maintain a balanced approach for revenue streams relative to our annual risk appetite. In the first nine months of 2015 Jackson achieved total retail APE sales of £1,227 million, which equates to a 4 per cent decrease compared with the same period last year, reflecting the first half weighting of annual sales in 2014. Including institutional sales, total APE sales were lower by 5 per cent at £1,278 million (up 3 per cent on an actual exchange rate basis).

New business profit of £557 million decreased by 4 per cent (up 5 per cent on an actual exchange rate basis), reflecting the lower level of sales volumes and the decline in interest rates compared to the prior period. Although interest rates remain low, the beneficial impact of product initiatives implemented in previous years means that the economics of our business remain attractive. We continue to write highly profitable new business through sales of prudently priced products, with aggregate internal rates of return in excess of 20 per cent and with a payback period of two years.

US investment markets continued to be influenced by increased volatility and domestic uncertainties in the third quarter, contributing to a year-to-date decline of 6.7 per cent in the S&P 500 Index and a decrease of 11 basis points in the 10-year Treasury rate. Against this backdrop, Jackson achieved overall net inflows from new business, which more than offset the negative effects of market performance, driving separate account assets 4 per cent higher at £84.1 billion compared to 30 September 2014. The evolution of the separate account asset base remains a key driver of Jackson's earnings and cash.

Total variable annuity APE sales for the first nine months decreased by 3 per cent to £1,160 million, continuing to reflect the high sales volumes written in the first half of 2014. Sales of Elite Access, our variable annuity without living benefits, were broadly consistent with those in the prior period at £247 million. Elite Access remains the most popular investment-only variable annuity product in the US market and its success continues to provide diversification to our product mix, with APE sales from variable annuities not featuring living benefits constituting 34 per cent of total variable annuity APE sales (2014: 33 per cent).

Fixed annuity year-to-date APE sales of £35 million were down 20 per cent from the same period last year reflecting the low interest rate environment. Fixed index annuity year-to-date APE sales of £32 million were up 3 per cent.

The insurance industry continues to deal with emerging regulatory topics, including the Department of Labor's (DOL) proposed fiduciary standard. Following the public hearings late this summer, there was an additional comment period which ended in September although the outcome remains uncertain at this stage. Jackson, alongside the rest of the industry, continues to engage with key policymakers and awaits the publication of the DOL's final rule.

Jackson's fixed income portfolio continues to be positioned defensively to perform well across a wide range of market and macro-economic outcomes and has recorded modest impairments of £17 million in the year-to-date with no defaults. In addition our hedging remains focused on optimising the economics of our exposures over time while maintaining the strength of the balance sheet. Jackson continues to price new business on a conservative basis, prioritising value over volume with its primary focus on delivering earnings and cash.

UK, Europe and Africa
In the first nine months of 2015, Prudential UK delivered a 16 per cent1 increase in new business profit to £231 million and APE sales growth of 21 per cent1 to £762 million. These results reflect our successful response to the new emerging consumer landscape following significant industry reform.

Our retail business achieved strong APE sales growth of 26 per cent1 to £613 million driven by growing demand for our savings and investment products, including our distinctive range of PruFund investments. This reflects the combined strength of our investment proposition and the expanding market for flexible retirement income and pensions products following the implementation of pension freedom reforms in April 2015. Retail new business profit increased by 13 per cent, benefiting from increased sales volumes, partially offset by a lower contribution from individual annuity sales.

1   Following the disposal of the Group's 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.

Onshore bond APE sales of £186 million increased by 14 per cent and offshore bond APE sales of £53 million rose by 20 per cent in the first nine months. Our ongoing initiatives to diversify and enhance our pensions and retirement propositions continue to show excellent progress, with APE sales in income drawdown more than trebling to £71 million and individual pensions more than doubling to £100 million in the year-to-date.

Significant demand for our PruFund multi-asset funds prevails among our target customer base who continue to be attracted by both the performance track record and the benefits of a smoothed return to manage market volatility and reduce risk. Our successful launch in February 2015 of the PruFund range of investment funds within an ISA wrapper has generated APE sales of £48 million with assets under management totalling £444 million at the end of September 2015. In total across all products, PruFund APE sales of £395 million increased by 84 per cent, with total assets under management up 29 per cent since the start of the year to £14.9 billion.

Our bulk annuity business completed a further two deals in the third quarter of 2015, taking the year-to-date total to four, generating cumulative APE sales of £149 million and new business profit of £104 million (2014: APE sales of £141 million and new business profit of £88 million). Our approach to bulk transactions in the UK remained one of disciplined participation, focusing on those opportunities where we can bring both significant value to our customers and meet our shareholder return requirements.

Through our capabilities in multi-asset investing delivered through the PruFund range, the strength of our brand and diversified distribution, we are well positioned to successfully meet our evolving customer needs in a retirement market that continues to undergo significant change.

In Africa, we continue to develop our businesses in Kenya, Ghana and Uganda. We announced long-term bank distribution agreements with Fidelity Bank in Ghana and Standard Chartered in Kenya in August 2015 to complement our fast-growing agency forces.

M&G
M&G experienced £2.7 billion of net outflows in the third quarter due to redemptions in the retail market, partially offset by strong institutional net inflows.

Retail net outflows in the quarter were £3.9 billion, bringing year-to-date net outflows to £7.3 billion (2014: inflows of £5.3 billion). Flows in the third quarter continued to be influenced by weak investor sentiment for fixed income in addition to high levels of volatility and macroeconomic uncertainties; conditions we expect to persist into the fourth quarter. Our fund diversification strategy, however, continues to drive inflows into M&G's multi-asset and property funds. Total retail funds under management at 30 September 2015 were lower at £63.5 billion (30 September 2014: £73.0 billion).

M&G's institutional business generated £1.2 billion of net inflows in the third quarter resulting in cumulative net inflows of £2.3 billion year-to-date (2014: £0.6 billion). We continue to benefit from a strategy focused on delivering a range of higher value added specialist products to our institutional clients. A strong pipeline of new business exists in the form of money committed by clients but not yet invested. External institutional funds under management at 30 September were higher at £63.8 billion (30 September 2014: £61.6 billion).

Overall, total M&G funds under management reduced to £247.5 billion from £257.3 billion at 30 September 2014 due to net fund outflows and negative market movements. M&G remains well placed to serve clients thanks to its established strategy of diversification by asset class, product and geography and its focus on long-term investment performance.

BALANCE SHEET
Our balance sheet remains resilient and conservatively positioned. As at 30 September 2015, our IGD surplus was estimated at £5.1 billion, after deducting the 2015 interim dividend of £0.3 billion. The IGD surplus is equivalent to a cover of 2.5 times.

Solvency II is scheduled to come into force on 1 January 2016. In preparation for this, we submitted our Solvency II internal model applications in June 2015 to the Prudential Regulation Authority (PRA). We have received Matching Adjustment approval and the PRA has indicated that it will conclude its review and approval process of our internal model along with our peers in December 2015.

We remain confident that the final Solvency II outcome will confirm Prudential's position as a strongly capitalised group. We will update the market on our Solvency II position at our investor conference on 19 January 2016.

OUTLOOK
The Group continues to perform well through 2015, highlighting the quality of our execution and well-defined successful strategy.

The material volatility in equity markets in recent months is a reminder that the outlook for global growth prospects remains uncertain and vulnerable to central bank actions. In this context, our significant in-force portfolio provides a material source of high quality recurring income that is a distinguishing feature of all our businesses. This is particularly evident in Asia through the continued provision of long-term regular premium protection and savings products where demand is underpinned by the needs of a fast growing but under-insured middle class population.

In the US and UK, we continue to focus on providing products that meet the investment needs of our customers while prioritising earnings and cash. The ability of our businesses to adapt to changing pensions and savings landscapes is a reflection of the Group's long track record in providing customers with evolving and appropriate product propositions.

Our businesses are in good shape, our balance sheet remains strong and conservatively positioned and we are confident of being able to deliver strong, profitable growth while providing high quality products and services to a rapidly growing customer base.

Q3 2015 Business Unit financial highlights

New Business Profit (post tax)1
	YTD 2015 £m	YTD 2014 £m	YTD 2015 v 2014%
		AER	AER	CER
Asia	976	775	26	24
US	557	530	5	(4)
UK - Retail2	127	112	13	13
Total Group Insurance - excluding UK Wholesale	1,660	1,417	17	12
UK Wholesale	104	88	18	18
Total Group2,3	1,764	1,505	17	13

	Q3 2015 £m	Q3 2014 £m	Q3 2015 v 2014%
		AER	AER	CER4
Asia	312	281	11	12
US	186	154	21	12
UK - Retail2	47	42	12	12
Total Group Insurance - excluding UK Wholesale	545	477	14	12
UK Wholesale	29	19	53	53
Total Group2	574	496	16	14

Sales - APE
	YTD 2015 £m	YTD 2014 £m	YTD 2015 v 2014%
		AER	AER	CER
Asia	2,021	1,544	31	27
US	1,278	1,235	3	(5)
UK- Retail2	613	487	26	26
Total Group Insurance - excluding UK Wholesale	3,912	3,266	20	14
UK Wholesale	149	141	6	6
Total Group2	4,061	3,407	19	14

	Q3 2015 £m	Q3 2014 £m	Q3 2015 v 2014%
		AER	AER	CER4
Asia	655	548	20	20
US	421	364	16	7
UK- Retail2	220	172	28	28
Total Group Insurance - excluding UK Wholesale	1,296	1,084	20	17
UK Wholesale	32	37	(14)	(14)
Total Group2	1,328	1,121	18	16

Investment Flows

	YTD 2015 £bn	YTD 2014 £bn	YTD 2015 v 2014%5
		AER	AER	CER
Gross inflows
Retail	18.0	21.6	(16)	(16)
Institutional	9.5	6.8	38	38
M&G - total	27.5	28.4	(3)	(3)
Eastspring Investments6	16.4	10.6	55	55
Total Group	43.9	39.0	12	12
Net inflows (outflows)
Retail	(7.3)	5.3	(238)	(238)
Institutional	2.3	0.6	305	305
M&G - total	(5.0)	5.9	(186)	(186)
Eastspring Investments6	4.9	3.7	33	34
Total Group	(0.1)	9.6	(101)	(101)
1 New business profit has been calculated by applying the assumptions set out in schedule 5.
2   Following the disposal of the Group's 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.

3  New business profit is calculated using end-of-period economic assumptions. If 2014 new business profit is re-expressed based on 30 September 2015 interest rates the total Group insurance new business profit would have grown     by 17 per cent on a constant exchange rate basis. A more detailed analysis is provided in schedule 4(D).

4 Discrete third quarter CER growth rates are calculated based on the quarterly CER APE sales and new business profit disclosed in schedules 2C and 4C respectively.
5 Percentages based on unrounded numbers in millions.
6   Gross and net investment flows exclude year-to-date Eastspring Money Market Funds (MMF) gross inflows of £70.4 billion (2014: £50.4 billion) and net inflows of £0.8 billion (2014: net inflows of £0.1 billion).

	Q3 2015 £bn	Q3 2014 £bn	Q3 2015 v Q3 2014%1
		AER	AER	CER
Gross inflows
Retail	3.8	6.8	(45)	(45)
Institutional	3.3	2.3	44	44
M&G - total	7.1	9.1	(22)	(22)
Eastspring Investments2	4.7	3.7	27	26
Total Group	11.8	12.8	(8)	(8)
Net inflows (outflows)
Retail	(3.9)	1.5	(357)	(357)
Institutional	1.2	0.2	801	801
M&G - total	(2.7)	1.7	(262)	(262)
Eastspring Investments2	0.4	1.2	(69)	(68)
Total Group	(2.3)	2.9	(180)	(181)

Funds Under Management3
	YTD 2015 £bn	YTD 2014 £bn	YTD 2015 v 2014%1
		AER	AER	CER
M&G	247.5	257.3	(4)	(4)
Eastspring Investments	82.4	72.6	14	18
Total Group	329.9	329.9	-	1
External Funds Under Management
M&G	127.3	134.6	(5)	(5)
Eastspring Investments4	28.1	22.9	22	24
Total Group	155.4	157.5	(1)	(1)
1 Percentages based on unrounded numbers in millions.
2   Gross and net investment flows exclude quarterly Eastspring Money Market Funds (MMF) gross inflows of £25.3 billion (2014: £18.3 billion) and net inflows of £0.2 billion (2014: net inflows of £0.1 billion).

3 Total funds under management include all external and internal funds.
4 External funds under management for Eastspring excluding money market funds as set out in schedule 3.

ENDS

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes:

1 Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.

2          Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

3 NBP assumptions for the period are detailed in the accompanying schedule 5.

4          Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. Constant exchange rates results are calculated by translating prior period results using the current period foreign exchange rate i.e. current period average rates for the income statement and current period closing rates for the balance sheet.

5          There will be a conference call today for the media at 09.00 (UK) / 17.00 (Hong Kong) hosted by Mike Wells, Group Chief Executive. Dial in telephone number: (UK) +44 (0)20 3139 4830 (Hong Kong) +852 3068 9834 Pin:
            80144973#.

6          There will be a conference call today for analysts and investors at 10.30 (UK) / 18.30 (Hong Kong) hosted by Mike Wells, Group Chief Executive. Dial in telephone number: +44 (0)20 3139 4830 / 0808 237 0030 (Freephone UK)
            Pin: 35089041#: Playback (PIN: 663354#) +44(0)20 3426 2807 / 0808 237 0026 (Freephone UK - available from 12.30 (UK Time) on 10 November 2015 until 23.59 (UK Time) on 9 December 2015). Please follow the link for international dial-in numbers - http://wpc.1726.planetstream.net/001726/FEL_Events_International_Access_List.pdf

7 High resolution photographs are available to the media free of charge by calling the media office on +44 (0) 207 548 2466.

8          Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial service groups serving around 25 million customers and have £505 billion of assets under management (as at 30 June 2015). Prudential is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

9          Forward-Looking Statements

    This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives.              Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words "may", "will", "should", "continue",             "aims", "estimates", "projects", "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and             projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause             Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market            conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of            regulatory authorities, including, for example, new government initiatives and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of continuing            designation as a Global Systemically Important Insurer; or 'G-SII'; the impact of competition, economic uncertainty, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and            policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory            frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result            in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future            financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in its most recent Annual            Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half           Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

      Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained           in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the           UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

10 The financial information presented in this Interim Management Statement and accompanying schedules is unaudited.

Supplementary schedules and appendices

Schedule 1A - New Business Insurance Operations (Actual Exchange Rates)

	Single			Regular			Annual Equivalents(2)			PVNBP(2)
	Q3 2015	Q3 2014		Q3 2015	Q3 2014		Q3 2015	Q3 2014		Q3 2015	Q3 2014
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a)	1,652	1,598	3%	1,856	1,384	34%	2,021	1,544	31%	10,847	8,408	29%
US(1a)	12,782	12,352	3%	-	-	N/A	1,278	1,235	3%	12,782	12,352	3%
UK(11)	6,328	4,991	27%	130	129	1%	762	628	21%	6,816	5,459	25%
Group Total (11)	20,762	18,941	10%	1,986	1,513	31%	4,061	3,407	19%	30,445	26,219	16%

Asia Insurance Operations(1a)
Cambodia	-	-	N/A	6	2	200%	6	2	200%	28	9	211%
Hong Kong	341	286	19%	768	395	94%	802	424	89%	4,672	2,501	87%
Indonesia	186	193	(4)%	228	245	(7)%	247	264	(6)%	986	1,090	(10)%
Malaysia	79	70	13%	144	132	9%	152	139	9%	889	899	(1)%
Philippines	119	84	42%	33	27	22%	44	35	26%	223	167	34%
Singapore	360	475	(24)%	188	210	(10)%	224	258	(13)%	1,604	1,868	(14)%
Thailand	51	72	(29)%	64	53	21%	69	60	15%	306	278	10%
Vietnam	4	2	100%	55	39	41%	55	39	41%	228	161	42%
SE Asia Operations	1,140	1,182	(4)%	1,486	1,103	35%	1,599	1,221	31%	8,936	6,973	28%
inc. Hong Kong
China(6)	290	172	69%	86	63	37%	115	80	44%	619	414	50%
Korea	158	156	1%	96	64	50%	112	80	40%	621	433	43%
Taiwan	36	66	(45)%	89	81	10%	93	88	6%	316	336	(6)%
India(4)	28	22	27%	99	73	36%	102	75	36%	355	252	41%
Total Asia Insurance Operations	1,652	1,598	3%	1,856	1,384	34%	2,021	1,544	31%	10,847	8,408	29%

US Insurance Operations(1a)
Variable Annuities	9,128	8,740	4%	-	-	N/A	913	874	4%	9,128	8,740	4%
Elite Access (Variable Annuity)	2,471	2,293	8%	-	-	N/A	247	229	8%	2,471	2,293	8%
Fixed Annuities	350	405	(14)%	-	-	N/A	35	41	(15)%	350	405	(14)%
Fixed Index Annuities	324	280	16%	-	-	N/A	32	28	14%	324	280	16%
Wholesale	509	634	(20)%	-	-	N/A	51	63	(19)%	509	634	(20)%
Total US Insurance Operations	12,782	12,352	3%	-	-	N/A	1,278	1,235	3%	12,782	12,352	3%

UK & Europe Insurance Operations(11)
Individual Annuities	426	861	(51)%	-	-	N/A	43	86	(50)%	426	861	(51)%
Bonds	2,388	2,065	16%	-	-	N/A	239	207	15%	2,388	2,066	16%
Corporate Pensions	84	76	11%	99	109	(9%)	107	117	(9)%	430	455	(5)%
Individual Pensions	779	330	136%	22	16	38%	100	48	108%	874	393	122%
Income Drawdown	712	230	210%	-	-	N/A	71	23	209%	712	230	210%
Other Products	451	16	2,719%	9	4	125%	53	6	783%	498	41	1,115%
Total Retail	4,840	3,578	35%	130	129	1%	613	487	26%	5,328	4,046	32%
Wholesale	1,488	1,413	5%	-	-	N/A	149	141	6%	1,488	1,413	5%
Total UK & Europe Insurance Operations	6,328	4,991	27%	130	129	1%	762	628	21%	6,816	5,459	25%
Group Total (11)	20,762	18,941	10%	1,986	1,513	31%	4,061	3,407	19%	30,445	26,219	16%

Schedule 1B - New Business Insurance Operations (2014 at Constant Exchange Rates)

Note: In schedule 1B constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2014.

	Single			Regular			Annual Equivalents(2)			PVNBP(2)
	2015	2014		2015	2014		2015	2014		2015	2014
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a) (1b)	1,652	1,641	1%	1,856	1,422	31%	2,021	1,586	27%	10,847	8,635	26%
US(1a) (1b)	12,782	13,458	(5)%	-	-	N/A	1,278	1,346	(5)%	12,782	13,458	(5)%
UK(11)	6,328	4,991	27%	130	129	1%	762	628	21%	6,816	5,459	25%
Group Total (11)	20,762	20,090	3%	1,986	1,551	28%	4,061	3,560	14%	30,445	27,552	11%

Asia Insurance Operations(1a) (1b)
Cambodia	-	-	N/A	6	2	200%	6	2	200%	28	10	180%
Hong Kong	341	311	10%	768	432	78%	802	463	73%	4,672	2,725	71%
Indonesia	186	186	0%	228	235	(3)%	247	254	(3)%	986	1,050	(6)%
Malaysia	79	65	22%	144	123	17%	152	129	18%	889	839	6%
Philippines	119	90	32%	33	28	18%	44	37	19%	223	178	25%
Singapore	360	477	(25)%	188	212	(11)%	224	259	(14)%	1,604	1,876	(14)%
Thailand	51	76	(33)%	64	54	19%	69	62	11%	306	291	5%
Vietnam	4	2	100%	55	41	34%	55	41	34%	228	171	33%
SE Asia Operations	1,140	1,207	(6)%	1,486	1,127	32%	1,599	1,247	28%	8,936	7,140	25%
inc. Hong Kong
China(6)	290	185	57%	86	68	26%	115	87	32%	619	445	39%
Korea	158	158	0%	96	65	48%	112	81	38%	621	438	42%
Taiwan	36	68	(47)%	89	86	3%	93	93	0%	316	350	(10)%
India(4)	28	23	22%	99	76	30%	102	78	31%	355	262	35%
Total Asia Insurance Operations	1,652	1,641	1%	1,856	1,422	31%	2,021	1,586	27%	10,847	8,635	26%

US Insurance Operations(1a) (1b)
Variable Annuities	9,128	9,523	(4)%	-	-	N/A	913	952	(4)%	9,128	9,523	(4)%
Elite Access (Variable Annuity)	2,471	2,498	(1)%	-	-	N/A	247	250	(1)%	2,471	2,498	(1)%
Fixed Annuities	350	441	(21)%	-	-	N/A	35	44	(20)%	350	441	(21)%
Fixed Index Annuities	324	305	6%	-	-	N/A	32	31	3%	324	305	6%
Wholesale	509	691	(26)%	-	-	N/A	51	69	(26)%	509	691	(26)%
Total US Insurance Operations	12,782	13,458	(5)%	-	-	N/A	1,278	1,346	(5)%	12,782	13,458	(5)%

UK & Europe Insurance Operations(11)
Individual Annuities	426	861	(51)%	-	-	N/A	43	86	(50)%	426	861	(51)%
Bonds	2,388	2,065	16%	-	-	N/A	239	207	15%	2,388	2,066	16%
Corporate Pensions	84	76	11%	99	109	(9)%	107	117	(9)%	430	455	(5)%
Individual Pensions	779	330	136%	22	16	38%	100	48	108%	874	393	122%
Income Drawdown	712	230	210%	-	-	N/A	71	23	209%	712	230	210%
Other Products	451	16	2,719%	9	4	125%	53	6	783%	498	41	1,115%
Total Retail	4,840	3,578	35%	130	129	1%	613	487	26%	5,328	4,046	32%
Wholesale	1,488	1,413	5%	-	-	N/A	149	141	6%	1,488	1,413	5%
Total UK & Europe Insurance Operations	6,328	4,991	27%	130	129	1%	762	628	21%	6,816	5,459	25%
Group Total (11)	20,762	20,090	3%	1,986	1,551	28%	4,061	3,560	14%	30,445	27,552	11%

Schedule 2A - Total Insurance New Business APE - By Quarter (Actual Exchange Rates)

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia (1a)	507	489	548	693	681	685	655
US(1a)	432	439	364	321	400	457	421
UK (11)	230	189	209	206	169	341	252
Group Total (11)	1,169	1,117	1,121	1,220	1,250	1,483	1,328

Asia Insurance Operations(1a)
Cambodia	-	1	1	1	2	1	3
Hong Kong	128	130	166	221	246	273	283
Indonesia	86	98	80	121	93	90	64
Malaysia	43	48	48	62	54	51	47
Philippines	11	11	13	16	14	15	15
Singapore	87	85	86	99	72	81	71
Thailand	25	17	18	23	28	20	21
Vietnam	11	12	16	22	13	21	21
SE Asia Operations inc. Hong Kong	391	402	428	565	522	552	525
China(6)	38	19	23	25	56	33	26
Korea	26	22	32	33	31	43	38
Taiwan	24	30	34	36	28	33	32
India(4)	28	16	31	34	44	24	34
Total Asia Insurance Operations	507	489	548	693	681	685	655

US Insurance Operations(1a)
Variable Annuities	317	297	260	216	272	334	307
Elite Access (Variable Annuity)	69	80	80	82	74	92	81
Fixed Annuities	12	15	14	12	11	12	12
Fixed Index Annuities	8	10	10	9	10	11	11
Wholesale	26	37	-	2	33	8	10
Total US Insurance Operations	432	439	364	321	400	457	421

UK & Europe Insurance Operations(11)
Individual Annuities	36	27	23	20	14	14	15
Bonds	63	67	77	87	76	80	83
Corporate Pensions	40	39	38	30	33	43	31
Individual Pensions	12	15	21	24	27	35	38
Income Drawdown	5	7	11	12	14	25	32
Other Products	1	3	2	3	5	27	21
Total Retail	157	158	172	176	169	224	220
Wholesale	73	31	37	30	-	117	32
Total UK & Europe Insurance Operations	230	189	209	206	169	341	252
Group Total(11)	1,169	1,117	1,121	1,220	1,250	1,483	1,328

Schedule 2B - Total Insurance New Business APE - By Quarter (2014 at Constant Exchange Rates)

Note: In schedule 2B constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2014.

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1b)	520	503	563	694	681	685	655
US(1b)	467	481	398	327	400	457	421
UK (11)	230	189	209	206	169	341	252
Group Total(11)	1,217	1,173	1,170	1,227	1,250	1,483	1,328

Asia Insurance Operations(1b)
Cambodia	-	1	1	1	2	1	3
Hong Kong	139	142	182	231	246	273	283
Indonesia	83	94	77	115	93	90	64
Malaysia	41	44	44	58	54	51	47
Philippines	11	13	13	17	14	15	15
Singapore	87	86	86	97	72	81	71
Thailand	26	19	17	24	28	20	21
Vietnam	11	14	16	23	13	21	21
SE Asia Operations inc. Hong Kong	398	413	436	566	522	552	525
China(6)	41	20	26	26	56	33	26
Korea	27	22	32	32	31	43	38
Taiwan	25	31	37	35	28	33	32
India(4)	29	17	32	35	44	24	34
Total Asia Insurance Operations	520	503	563	694	681	685	655

US Insurance Operations(1b)
Variable Annuities	343	325	284	220	272	334	307
Elite Access (Variable Annuity)	74	89	87	84	74	92	81
Fixed Annuities	13	16	15	13	11	12	12
Fixed Index Annuities	9	11	11	9	10	11	11
Wholesale	28	40	1	1	33	8	10
Total US Insurance Operations	467	481	398	327	400	457	421

UK & Europe Insurance Operations(11)
Individual Annuities	36	27	23	20	14	14	15
Bonds	63	67	77	87	76	80	83
Corporate Pensions	40	39	38	30	33	43	31
Individual Pensions	12	15	21	24	27	35	38
Income Drawdown	5	7	11	12	14	25	32
Other Products	1	3	2	3	5	27	21
Total Retail	157	158	172	176	169	224	220
Wholesale	73	31	37	30	-	117	32
Total UK & Europe Insurance Operations	230	189	209	206	169	341	252
Group Total(11)	1,217	1,173	1,170	1,227	1,250	1,483	1,328

Schedule 2C - Total Insurance New Business APE - By Quarter (2015 and 2014 at Constant Exchange Rates)

Note:   In schedule 2C constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2014 and 2015 i.e the average exchange rates for the period ended 30 September 2015 are                applied to each discrete quarter for 2014 and 2015.

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1c)	520	503	563	694	664	679	678
US(1c)	467	481	398	327	395	458	425
UK (11)	230	189	209	206	169	341	252
Group Total(11)	1,217	1,173	1,170	1,227	1,228	1,478	1,355

Asia Insurance Operations(1c)
Cambodia	-	1	1	1	2	1	3
Hong Kong	139	142	182	231	243	273	286
Indonesia	83	94	77	115	88	88	71
Malaysia	41	44	44	58	51	50	51
Philippines	11	13	13	17	13	16	15
Singapore	87	86	86	97	71	80	73
Thailand	26	19	17	24	27	20	22
Vietnam	11	14	16	23	13	20	22
SE Asia Operations inc. Hong Kong	398	413	436	566	508	548	543
China(6)	41	20	26	26	56	32	27
Korea	27	22	32	32	30	42	40
Taiwan	25	31	37	35	27	33	33
India(4)	29	17	32	35	43	24	35
Total Asia Insurance Operations	520	503	563	694	664	679	678

US Insurance Operations(1c)
Variable Annuities	343	325	284	220	269	334	310
Elite Access (Variable Annuity)	74	89	87	84	73	92	82
Fixed Annuities	13	16	15	13	11	12	12
Fixed Index Annuities	9	11	11	9	10	11	11
Wholesale	28	40	1	1	32	9	10
Total US Insurance Operations	467	481	398	327	395	458	425

UK & Europe Insurance Operations(11)
Individual Annuities	36	27	23	20	14	14	15
Bonds	63	67	77	87	76	80	83
Corporate Pensions	40	39	38	30	33	43	31
Individual Pensions	12	15	21	24	27	35	38
Income Drawdown	5	7	11	12	14	25	32
Other Products	1	3	2	3	5	27	21
Total Retail	157	158	172	176	169	224	220
Wholesale	73	31	37	30	-	117	32
Total UK & Europe Insurance Operations	230	189	209	206	169	341	252
Group Total(11)	1,217	1,173	1,170	1,227	1,228	1,478	1,355

Schedule 3 - Investment Operations - By Quarter (Actual Exchange Rates)

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	143,916	147,914	153,849	157,533	162,380	169,345	163,488
Net Flows:(8)	2,571	4,123	2,893	2,930	2,990	(804)	(2,314)
- Gross Inflows	12,146	14,045	12,847	13,670	17,512	14,566	11,839
- Redemptions	(9,575)	(9,922)	(9,954)	(10,740)	(14,522)	(15,370)	(14,153)
Other Movements	1,427	1,812	791	1,917	3,975	(5,053)	(5,809)
Total Group Investment Operations(10)	147,914	153,849	157,533	162,380	169,345	163,488	155,365

M&G
Retail
Opening FUM	67,202	68,981	71,941	73,012	74,289	75,673	69,158
Net Flows:	1,291	2,493	1,531	1,371	558	(3,976)	(3,939)
- Gross Inflows	7,305	7,468	6,801	7,414	8,592	5,672	3,760
- Redemptions	(6,014)	(4,975)	(5,270)	(6,043)	(8,034)	(9,648)	(7,699)
Other Movements	488	467	(460)	(94)	826	(2,539)	(1,755)
Closing FUM	68,981	71,941	73,012	74,289	75,673	69,158	63,464

Comprising amounts for:
UK	42,199	42,392	41,756	40,705	41,143	38,701	36,457
Europe (excluding UK)	25,244	27,927	29,622	31,815	32,675	28,726	25,388
South Africa	1,538	1,622	1,634	1,769	1,855	1,731	1,619
	68,981	71,941	73,012	74,289	75,673	69,158	63,464

Institutional(3)
Opening FUM	58,787	59,736	60,830	61,572	62,758	63,838	64,242
Net Flows:	152	275	138	(164)	122	921	1,243
- Gross Inflows	1,655	2,894	2,295	2,185	3,712	2,449	3,312
- Redemptions	(1,503)	(2,619)	(2,157)	(2,349)	(3,590)	(1,528)	(2,069)
Other Movements	797	819	604	1,350	958	(517)	(1,640)
Closing FUM	59,736	60,830	61,572	62,758	63,838	64,242	63,845

Total M&G Investment Operations	128,717	132,771	134,584	137,047	139,511	133,400	127,309

PPM South Africa FUM included in Total M&G	4,720	4,815	4,905	5,203	5,456	5,108	4,628

Eastspring - excluding MMF(8)
Equity/Bond/Other(7)
Opening FUM	16,109	16,753	18,259	19,893	21,893	25,687	26,017
Net Flows:	540	1,063	1,127	1,640	2,133	2,102	225
- Gross Inflows	2,546	3,285	3,583	3,760	5,007	6,082	4,439
- Redemptions	(2,006)	(2,222)	(2,456)	(2,120)	(2,874)	(3,980)	(4,214)
Other Movements	104	443	507	360	1,661	(1,772)	(2,067)
Closing FUM(5)	16,753	18,259	19,893	21,893	25,687	26,017	24,175

Third Party Institutional Mandates
Opening FUM	1,818	2,444	2,819	3,056	3,440	4,147	4,071
Net Flows:	588	292	97	83	177	149	157
- Gross Inflows	640	398	168	311	201	363	328
- Redemptions	(52)	(106)	(71)	(228)	(24)	(214)	(171)
Other Movements	38	83	140	301	530	(225)	(347)
Closing FUM(5)	2,444	2,819	3,056	3,440	4,147	4,071	3,881

Total Eastspring Investment Operations	19,197	21,078	22,949	25,333	29,834	30,088	28,056

US
Curian - FUM(5) (9)	6,781	6,948	7,421	7,933	8,557	8,078	4,526
Schedule 4A - Total Insurance New Business Profit (Actual Exchange Rates)

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m

New Business Profit(1a)
Total Asia Insurance Operations	243	494	775	1,162	309	664	976
Total US Insurance Operations	195	376	530	694	153	371	557
Total UK & Europe Insurance Operations(11)	88	139	200	259	34	155	231
Group Total (11)	526	1,009	1,505	2,115	496	1,190	1,764

Annual Equivalent(1a) (2)
Total Asia Insurance Operations	507	996	1,544	2,237	681	1,366	2,021
Total US Insurance Operations	432	871	1,235	1,556	400	857	1,278
Total UK & Europe Insurance Operations(11)	230	419	628	834	169	510	762
Group Total(11)	1,169	2,286	3,407	4,627	1,250	2,733	4,061

New Business Margin (NBP as % of APE)
Total Asia Insurance Operations	48%	50%	50%	52%	45%	49%	48%
Total US Insurance Operations	45%	43%	43%	45%	38%	43%	44%
Total UK & Europe Insurance Operations	38%	33%	32%	31%	20%	30%	30%
Group Total	45%	44%	44%	46%	40%	44%	43%

PVNBP(1a) (2)
Total Asia Insurance Operations	2,690	5,378	8,408	12,331	3,643	7,340	10,847
Total US Insurance Operations	4,323	8,703	12,352	15,555	3,998	8,574	12,782
Total UK & Europe Insurance Operations(11)	2,024	3,644	5,459	7,305	1,450	4,524	6,815
Group Total(11)	9,037	17,725	26,219	35,191	9,091	20,438	30,444

New Business Margin (NBP as % of PVNBP)
Total Asia Insurance Operations	9.0%	9.2%	9.2%	9.4%	8.5%	9.0%	9.0%
Total US Insurance Operations	4.5%	4.3%	4.3%	4.5%	3.8%	4.3%	4.4%
Total UK & Europe Insurance Operations	4.3%	3.8%	3.7%	3.5%	2.3%	3.4%	3.4%
Group Total	5.8%	5.7%	5.7%	6.0%	5.5%	5.8%	5.8%

Schedule 4B - Total Insurance New Business Profit (2014 at Constant Exchange Rates)

Note:   In schedule 4B constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2014. The year-to-date amounts for 2015 are presented on actual exchange rates.

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m

New Business Profit(1b)
Total Asia Insurance Operations	246	502	789	1,175	309	664	976
Total US Insurance Operations	210	410	578	746	153	371	557
Total UK & Europe Insurance Operations(11)	88	139	200	259	34	155	231
Group Total(11)	544	1,051	1,567	2,180	496	1,190	1,764

Annual Equivalent(1b) (2)
Total Asia Insurance Operations	520	1,023	1,586	2,280	681	1,366	2,021
Total US Insurance Operations	467	948	1,346	1,673	400	857	1,278
Total UK & Europe Insurance Operations(11)	230	419	628	834	169	510	762
Group Total(11)	1,217	2,390	3,560	4,787	1,250	2,733	4,061

New Business Margin (NBP as % of APE)
Total Asia Insurance Operations	47%	49%	50%	52%	45%	49%	48%
Total US Insurance Operations	45%	43%	43%	45%	38%	43%	44%
Total UK & Europe Insurance Operations	38%	33%	32%	31%	20%	30%	30%
Group Total	45%	44%	44%	46%	40%	44%	43%

PVNBP(1b) (2)
Total Asia Insurance Operations	2,763	5,525	8,635	12,571	3,643	7,340	10,847
Total US Insurance Operations	4,670	9,482	13,458	16,726	3,998	8,574	12,782
Total UK & Europe Insurance Operations(11)	2,024	3,645	5,459	7,305	1,450	4,524	6,815
Group Total(11)	9,457	18,652	27,552	36,602	9,091	20,438	30,444

New Business Margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.9%	9.1%	9.1%	9.3%	8.5%	9.0%	9.0%
Total US Insurance Operations	4.5%	4.3%	4.3%	4.5%	3.8%	4.3%	4.4%
Total UK & Europe Insurance Operations	4.3%	3.8%	3.7%	3.5%	2.3%	3.4%	3.4%
Group Total	5.8%	5.6%	5.7%	6.0%	5.5%	5.8%	5.8%

Schedule 4C - Total Insurance New Business Profit (2015 and 2014 at Constant Exchange Rates)

Note: In schedule 4C constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2014 and 2015, i.e the average exchange rates for the period ended 30 September 2015 are            applied to each period for 2014 and 2015.

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m
Post-tax analysis

New Business Profit(1c)
Total Asia Insurance Operations	246	502	789	1,175	301	654	976
Total US Insurance Operations	210	410	578	746	151	369	557
Total UK & Europe Insurance Operations(11)	88	139	200	259	34	155	231
Group Total(11)	544	1,051	1,567	2,180	486	1,178	1,764

Annual Equivalent(1c) (2)
Total Asia Insurance Operations	520	1,023	1,586	2,280	664	1,343	2,021
Total US Insurance Operations	467	948	1,346	1,673	395	853	1,278
Total UK & Europe Insurance Operations(11)	230	419	628	834	169	510	762
Group Total(11)	1,217	2,390	3,560	4,787	1,228	2,706	4,061

New Business Margin (NBP as % of APE)
Total Asia Insurance Operations	47%	49%	50%	52%	45%	49%	48%
Total US Insurance Operations	45%	43%	43%	45%	38%	43%	44%
Total UK & Europe Insurance Operations(11)	38%	33%	32%	31%	20%	30%	30%
Group Total(11)	45%	44%	44%	46%	40%	44%	43%

PVNBP(1c) (2)
Total Asia Insurance Operations	2,763	5,525	8,635	12,571	3,556	7,222	10,847
Total US Insurance Operations	4,670	9,482	13,458	16,726	3,951	8,526	12,782
Total UK & Europe Insurance Operations(11)	2,024	3,645	5,459	7,305	1,450	4,524	6,815
Group Total(11)	9,457	18,652	27,552	36,602	8,957	20,272	30,444

New Business Margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.9%	9.1%	9.1%	9.3%	8.5%	9.1%	9.0%
Total US Insurance Operations	4.5%	4.3%	4.3%	4.5%	3.8%	4.3%	4.4%
Total UK & Europe Insurance Operations(11)	4.3%	3.8%	3.7%	3.5%	2.3%	3.4%	3.4%
Group Total(11)	5.8%	5.6%	5.7%	6.0%	5.4%	5.8%	5.8%

Schedule 4D - Total Insurance New Business Profit (2014 at Constant Interest Rates)1

Note: The new business profit shown in the financial highlights section of this Interim Management Statement has been determined using the economic assumptions shown in Schedule 5. The profit for the year-to-           date 2014 therefore reflects interest rates at 30 September 2014. The following table provides additional memorandum information to demonstrate how the year-to-date 2015 and 2014 new business profit would            compare if interest rates at 30 September 2014 were the same as at 30 September 2015.

	YTD 2015 £m	YTD 2014 £m		YTD 2015 v YTD 2014%
New Business Profit (post-tax)		AER1	CER1	AER	CER
Asia	976	749	763	30	28
US	557	504	549	11	1
UK - Retail	127	107	107	19	19
Total Group Insurance - excluding UK Wholesale	1,660	1,360	1,419	22	17
UK Wholesale business	104	88	88	18	18
Total Group Insurance	1,764	1,448	1,507	22	17
1 2014 new business profit (post-tax) calculated based on 30 September 2015 long-term interest rates.

Notes to Schedules 1A to 4D

(1) Prudential plc reports its results using both actual exchange rates (AER) and constant exchange rates (CER) so as to eliminate the impact of exchange translation.

Local currency: £		Q3 2015*	Q3 2014*	Q3 2015 vs Q3 2014 appreciation (depreciation) of local currency against GBP*
Hong Kong	Average Rate	11.88	12.95	9%
	Closing Rate	11.74	12.59	7%
Indonesia	Average Rate	20,340.23	19,589.29	(4)%
	Closing Rate	22,191.09	19,753.71	(11)%
Malaysia	Average Rate	5.80	5.41	(7)%
	Closing Rate	6.66	5.32	(20)%
Singapore	Average Rate	2.09	2.10	0%
	Closing Rate	2.15	2.07	(4)%
India	Average Rate	97.43	101.36	4%
	Closing Rate	99.43	100.12	1%
Vietnam	Average Rate	33,337.29	35,321.44	6%
	Closing Rate	34,047.79	34,412.97	1%
Thailand	Average Rate	51.72	54.10	5%
	Closing Rate	54.98	52.57	(4)%
US	Average Rate	1.53	1.67	9%
	Closing Rate	1.51	1.62	7%
     *Average rate is for the 9 month period to 30 September.

(1a)  Insurance new business for overseas operations are converted using the year-to-date average exchange rate applicable at the time (AER). The sterling results for individual quarters represent the difference between the year-to-        date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(1b) Insurance new business for overseas operations for 2014 has been calculated using constant exchange rates (CER).
(1c) Constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2014 and 2015.
(2)    Annual Equivalents, calculated as regular new business contributions plus 10 per cent of single new business contributions, are subject to roundings. Present value of new business premiums (PVNBPs) are calculated as         equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new         business profit.

(3)    Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by          PPM South Africa.

(4) New business in India is included at Prudential's 26 per cent interest in the India life operation.
(5) Balance Sheet figures have been calculated at the closing exchange rate.
(6) New business in China is included at Prudential's 50 per cent interest in the China life operation.
(7) Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.
(8)    Investment flows for the period exclude year-to-date Eastspring Money Market Funds (MMF) gross inflows of £70,377 million (2014: gross inflows of: £50,396 million) and net inflows of £762 million (2014 net inflows of: £58          million). Investment flows for the discrete third quarter exclude MMF gross inflows of £25,304 million (2014: gross inflows of £18,331 million) and net inflows of £153 million (2014 net inflows of: £110 million).

(9) Excludes Curian Variable Series Trust funds (internal funds under management).
(10) Total Group Investment Operations funds under management exclude MMF funds under management of £5,514 million at 30 September 2015 (30 September 2014: £4,613 million).
(11)  The 2014 UK and Europe insurance operations comparatives have been adjusted to exclude PruHealth and PruProtect year-to-date APE sales of £20 million and new business profit of £9 million, following the disposal of our 25          per cent interest in the businesses in November 2014.

Schedule 5

EEV New Business Methodology and Assumptions

Valuation of new business
The valuation of new business for the third quarter of 2015 represents post-tax profit determined using non-economic assumptions which are consistent with those at 30 June 2015.

The assumed long-term effective tax rates for operations reflect the incidence of taxable profits and losses in the projected cash flows and are calculated by reference to standard corporate tax rates that have been substantively enacted by the end of the reporting period.

For UK immediate annuity business and single premium universal life products in Asia, primarily Singapore, the new business contribution is determined by applying economic assumptions reflecting point-of-sale market conditions. This is consistent with how the business is priced as crediting rates are linked to yields on specific assets and the yield is locked in when the assets are purchased at the point of sale of the policy. For other business within the Group, end-of-period economic assumptions are used.

Principal economic assumptions
Long-term expected returns on equity and property asset classes and corporate bonds in respect of each territory are derived by adding a risk premium, based on the Group's long-term view, to the risk-free rate. In Asia, equity risk premiums range from 3.5 per cent to 8.6 per cent (30 June 2015 and 30 September 2014: 3.5 per cent to 8.7 per cent). In the US and the UK, the equity risk premium is 4.0 per cent for all periods shown below.

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

The tables below summarise the principal economic assumptions:

Asia operations notes (ii),(iv)

30 September 2015%	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii),(iii)				note (iii)		note (iii)
New business risk discount rate	9.8	3.5	12.7	13.6	5.9	6.6	10.9	4.3	4.1	9.5	13.8
10-year Government bond yield	3.3	2.1	7.7	9.8	2.1	4.2	4.1	2.6	1.1	2.8	7.1

30 June 2015%	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii),(iii)				note (iii)		note (iii)
New business risk discount rate	10.2	3.9	13.0	12.5	6.4	6.5	11.2	4.5	4.2	9.7	13.6
10-year Government bond yield	3.7	2.4	8.0	8.5	2.5	4.0	4.5	2.7	1.5	3.0	6.8

30 September 2014%	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii),(iii)				note (iii)		note (iii)
New business risk discount rate	10.6	4.3	13.7	12.6	6.4	6.6	11.2	4.5	4.2	10.3	13.3
10-year Government bond yield	4.1	2.5	8.7	8.7	2.9	4.0	4.4	2.5	1.7	3.6	6.6

	Asia Total
	30 Sep 2015	30 Jun 2015	30 Sep 2014
	%	%	%
New business weighted risk discount rate note (i)	6.3	6.5	7.3

Schedule 5

EEV New Business Methodology and Assumptions (cont.)

Notes
(i)      The weighted risk discount rates for Asia operations shown above have been determined by weighting each country's risk discount rates by reference to the post-tax EEV basis new business result. The changes in the risk           discount rate for individual Asia territories reflect the movements in Government bond yields, together with the effects of movements in the allowance for market risk and changes in product mix.

(ii) For Hong Kong the assumptions shown are for US dollar denominated business. For other territories, the assumptions are for local currency denominated business.
(iii)    The mean equity return assumptions for the most significant equity holdings in the Asia operations were:

	30 Sep 2015	30 Jun 2015	30 Sep 2014
	%	%	%
Hong Kong	6.1	6.4	6.5
Malaysia	10.2	10.0	10.0
Singapore	8.6	8.7	8.5

(iv) The standard corporate tax rates applicable for the most significant operations for all periods shown, are as follows:

%
Hong Kong	16.5 per cent on 5 per cent of premium income
Indonesia	25.0
Malaysia	2014 to 2015: 25.0; From 2016: 24.0
Singapore	17.0

US operations
	30 Sep 2015	30 Jun 2015	30 Sep 2014
	%	%	%
Weighted average assumed new business spread margins:
Fixed Annuity business1,2 :
January to June issues	1.25	1.25	1.5
July to September issues	1.5	n/a	1.5
Fixed Index Annuity business2:
January to June issues	1.5	1.5	2.0
July to September issues	1.75	n/a	2.0
Institutional business	0.7	0.7	0.7
New business risk discount rate:note
Variable annuity	6.7	7.0	7.1
Non-variable annuity	3.8	4.1	4.3
Weighted average total	6.6	6.9	7.0
US 10-year treasury bond rate at end of period	2.1	2.4	2.5
Pre-tax expected long-term nominal rate of return for US equities	6.1	6.4	6.5
Standard corporate tax rate	35.0	35.0	35.0
1 Including the proportion of variable annuity business invested in the general account.
2 The weighted average rates at inception shown above grade up linearly by 25 basis points to a long-term assumption over five years.

Note
The risk discount rates shown above include an additional credit risk allowance for general account business of 100 basis points and for variable annuity business of 20 basis points for all periods shown.

Schedule 5

EEV New Business Methodology and Assumptions (cont.)

UK operations
	30 Sep 2015	30 Jun 2015	30 Sep 2014
	%	%	%
Shareholder-backed annuity business:note (i)
New business risk discount rate	6.5	6.4	6.8
Expected long-term nominal rate of return	3.3	3.4	4.4
Other business:
New business risk discount rate notes (ii),(iii)	5.6	5.9	5.8
Expected long-term nominal rates of investment return:
UK equities	6.2	6.5	6.8
15-year gilt rate	2.2	2.5	2.8
Corporate bonds	3.9	4.1	4.4
Standard corporate tax ratenote (iv)	20.0	20.0	20.0

Notes
(i)      For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate           cash flows. In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets           backing the annuity liabilities after allowing for expected long-term defaults, a credit risk premium, an allowance for a 1 notch downgrade of the asset portfolio subject to credit risk and an allowance for short-term          downgrades and defaults.

(ii) The risk discount rates for new business for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.
(iii) The 2014 new business risk discount rate excludes the sold PruHealth and PruProtect businesses.
(iv)    The UK government made an announcement in July 2015 to reduce future corporate tax rate from 20 per cent to 19 per cent effective 1 April 2017 and from 19 per cent to 18 per cent effective 1 April 2020. The impact of change           has not been factored in the EEV results at 30 September 2015 as it was not substantively enacted by the end of the reporting period. The impact of the reductions in the corporate tax rate on the UK new business profit is not           material.

Schedule 6

Capital Management
We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. At 30 September 2015 our IGD surplus is estimated at £5.1 billion after deducting the 2014 final dividend of £0.7 billion and 2015 interim dividend of £0.3 billion. The IGD surplus is equivalent to strong coverage of 2.5 times the requirement. This compares to £4.7 billion at 31 December 2014 (before taking into account the 2014 final dividend of £0.7 billion) and £4.1 billion at 30 September 2014 (after deducting the 2013 final dividend of £0.6 billion and 2014 interim dividend of £0.3 billion).

As at 30 September 2015 stress testing of our IGD capital position to various events has the following results:

• An instantaneous 20 per cent fall in equity markets from 30 September 2015 levels would reduce the IGD surplus by £250 million;

• A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the IGD surplus by £1,250 million;

• A 100 bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £1,050 million; and

• Credit defaults of ten times the expected level would reduce IGD surplus by £700 million.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. At 30 September 2015, the value of the estate of our UK with-profits funds is estimated at £7.5 billion. The estate of the with-profits funds in the UK is excluded from the IGD calculation.

The values of the shareholders' interests in future transfers from the with-profits funds in the UK are valued at £2.0 billion. No credit has been included in the IGD calculation for these values.

In addition to our strong capital position, on a statutory basis the total credit reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. This credit reserve as at 30 September 2015 was £2.2 billion, equivalent to 6.4 per cent of the assets backing annuity liabilities. This represents 33 per cent of the portfolio spread over swaps, compared to 41 per cent at 31 December 2014 and 47 per cent at 30 September 2014.

Schedule 7

BASIS OF PREPARATION

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under Prudential Regulation Authority regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option. New business premiums reflect those premiums attaching to covered business, including premiums for contracts designed as investment products for IFRS reporting.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

Post-tax New Business Profit has been determined using the European Embedded Value (EEV) methodology set out in our 2015 Half Year Financial Report.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Annual premium equivalent (APE) sales are subject to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 NOVEMBER 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer